1040 Spring Street Silver Spring, MD 20910 tel 301.608.9292 fax 301.608.9291

August 9, 2022

SUBMITTED VIA EDGAR

Division of Corporate Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Christie Wong and Daniel Gordon

Re:	United Therapeutics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File Number: 000-26301

Dear Ladies and Gentlemen:

This letter provides the response of United Therapeutics Corporation (the “Company”) to the comment contained in the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated July 14, 2022, in connection with the Company’s Annual Report on Form 10-K (the “10-K”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022. The Company has set forth below the Staff’s comment in bold, followed by the Company’s response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 54

Staff’s Comment: We note that you have multiple products in varying stages of development. Please revise future filings to provide more details about your research and development expenses for each period presented, including but not limited to by product/program as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Company’s Response: The Company respectfully acknowledges the Staff’s comment and will provide greater detail in future filings regarding its research and development expenses for each period presented, including allocating such expenses among the different categories of expenses (i.e., the nature of the expenses) included within research and development expense. Many of these expenses are shared among various product candidates and the Company does not track research and development expenses in sufficiently reliable detail to disclose such expenses by product/program.

M e d i c i n e s   F o r   L i f e ®

The Company plans to provide additional disclosure under Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings with the SEC, beginning with our quarterly report on Form 10-Q for the period ended September 30, 2022, in the form substantially as set forth below:

Operating Expenses—Research and Development

Our research and development expenses primarily include costs associated with the research and development of products and post-marketing research commitments. These costs also include share-based compensation and salary-related expenses for research and development functions, professional fees for preclinical and clinical studies, costs associated with clinical manufacturing, facilities-related expenses, regulatory costs, and costs associated with payments to third-party contract manufacturers before FDA approval of the relevant product. Expenses also include costs for third-party arrangements, including upfront fees and milestone payments required under license arrangements for therapies under development. We do not track fully-burdened research and development expenses by individual product candidate.

Results of Operations—Research and Development

The table below summarizes the nature of research and development expenses by major expense category (dollars in millions):

	Three Months Ended September 30,					Nine Months Ended September 30,
	2022	2021	Dollar Change	Percentage Change		2022	2021	Dollar Change	Percentage Change
External research and development (1)	$	$	$		%	$	$	$		%
Internal research and development (2)					%					%
Share-based compensation					%					%
Impairments (3)					%					%
Other (4)					%					%
Total research and development expense	$	$	$		%	$	$	$		%

(1)	External research and development primarily includes fees paid to third parties (such as clinical trial sites, contract research organizations, and contract laboratories) for preclinical and clinical studies and payments to third-party contract manufacturers before FDA approval of the relevant product.

(2)	Internal research and development primarily includes salary-related expenses for research and development functions, internal costs to manufacture product candidates before FDA approval, and internal facilities-related expenses related to research and development activities.

(3)	Impairments primarily includes impairment charges to write-down the carrying value of in-process research and development and of certain property, plant, and equipment as a result of research and development activities.

(4)	Other primarily includes upfront fees and milestone payments to third parties under license agreements related to development-stage products and a one-time expense associated with the redemption of a priority review voucher in the first quarter of 2021.

M e d i c i n e s   F o r   L i f e ®

If you have any questions, please do not hesitate to contact John Hess, Executive Vice President and Deputy General Counsel, at (202) 483-7000.

Sincerely,

/S/ JAMES EDGEMOND

James Edgemond
Chief Financial Officer and Treasurer
United Therapeutics Corporation

M e d i c i n e s   F o r   L i f e ®